7459 South Lima Street
Englewood, Colorado 80112

P 303 824 4000

arrow.com

May 17, 2013

Mr. Brian Cascio
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Arrow Electronics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 7, 2013
File No. 001-04482

Dear Mr. Cascio:

Attached please find our response to your correspondence, dated May 10, 2013. As requested, we provided details and supplemental information as necessary, to explain the nature of our disclosures. For your convenience, we included your original comment prior to each response.

If any of our responses require further explanation, please do not hesitate to contact me at (631) 847-1872. You may alternatively contact Peter Brown, General Counsel, at (631) 847-5760.

We look forward to working with you in completion of your review of the above referenced filings.

Very truly yours,

/s/ Paul J. Reilly
Paul J. Reilly
Executive Vice President, Finance and Operations,
and Chief Financial Officer

Form 10-K for the Fiscal Year Ended December 31, 2012

Competition, page 5

1.
We note your response to our prior comment 2. It is unclear why you are describing your market as "worldwide semiconductor sales" rather than a more tailored definition of your market such as "electronic distributors" as your previous response indicated. Please tell us why you believe this is the appropriate market to use in this regard.

Management's Response:

The worldwide semiconductor sales market data was provided as just one example of relevant statistical data in the electronics components market in which we participate and was provided in response to your correspondence dated April 22, 2013 in relation to the March 4, 2013 CFO statements. The CFO statements were made in relation to Arrow's electronics components business, of which the semiconductor sector of such market represents approximately 66% of our electronics components sales, and therefore we believe that the worldwide semiconductor sales market data provided some additional context and support to our statement that we do not believe there to be one or a number of small dominant competitors within the industry. Further, the semiconductor market represents one of the many broader markets in which we operate. Reference to “electronic distributors” would also include other markets such as passive, electro-mechanical and interconnect products (PEMCO), and computing and memory in our global components business segment as well as proprietary and industry standard servers, software, storage and other products and services in our global enterprise computing solutions business segment. The company believes that its market share for all of these markets is less than 5 percent, however third party data for the total available market is not as readily available for these markets as it is for worldwide semiconductor sales.
In future filings, the company will include the disclosure outlined in its initial response to comment 2 in our letter dated April 15, 2013.